Investor Presentation Prepared April 2022 Includes data through Q4 2021 Exhibit 99.1

This presentation includes forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that relate to our current expectations and views of future events. All statements other than statements of historical facts contained in this presentation, including statements regarding our future results of operations and financial position, industry dynamics (including online gambling’s growing share of overall gaming GGR and the expected size and growth of the U.S. online gambling market, and the estimated affiliate U.S. market size), business strategy and plans and our objectives for future operations, are forward-looking statements. These statements represent our opinions, expectations, beliefs, intentions, estimates or strategies regarding the future, which may not be realized. In some cases, you can identify forward-looking statements by terms such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “could,” “will,” “would,” “ongoing,” “future” or the negative of these terms or other similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, contingencies, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance or achievements to be materially and/or significantly different from any future results, performance or achievements expressed or implied by the forward-looking statement. Such risks, uncertainties, contingencies, changes in circumstances and other important factors that could cause actual results to differ materially from our expectations are discussed under the caption “Risk Factors” in Gambling.com Group’s Form 20-F filed with the US Securities and Exchange Commission (“SEC”) on March 25, 2022, and Gambling.com Group’s other filings with the SEC as such factors may be updated from time to time. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this presentation may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. The forward-looking statements included in this presentation are made only as of the date hereof. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor our advisors nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Neither we nor our advisors undertake any obligation to revise, supplement or update any forward-looking statements for any reason after the date of this presentation to conform these statements to actual results or to changes in our expectations, even if new information becomes available in the future, except as may be required by law. You should read this presentation with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect. Unless otherwise indicated, information contained in this presentation concerning our industry, competitive position, and the markets in which we operate is based on information from independent industry and research organizations, other third-party sources and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and other third-party sources, as well as data from our internal research, and are based on assumptions made by us upon reviewing such data, and our experience in, and knowledge of, such industry and markets, which we believe to be reasonable. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described above. These and other factors could cause results to differ materially from those expressed in the estimates made by independent parties and by us. Industry publications, research, surveys and studies generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this presentation. The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Non-IFRS Financial Measures Management uses several financial measures, both IFRS and non-IFRS financial measures, in analyzing and assessing the overall performance of the business and for making operational decisions. EBITDA is a non-IFRS financial measure defined as earnings excluding net finance costs, income tax charge, depreciation, and amortization. Adjusted EBITDA is a non-IFRS financial measure defined as EBITDA adjusted to exclude the effect of non-recurring items, significant non-cash items, share-based payment expense and other items that our board of directors believes do not reflect the underlying performance of the business. Adjusted EBITDA Margin is a non-IFRS measure defined as Adjusted EBITDA as a percentage of revenue. We believe EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are useful to our management as a measure of comparative operating performance from period to period as they remove the effect of items not directly resulting from our core operations including effects that are generated by differences in capital structure, depreciation, tax effects and non-recurring events. While we use EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin as tools to enhance our understanding of certain aspects of our financial performance, we do not believe that EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are substitutes for, or superior to, the information provided by IFRS results. As such, the presentation of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS. The primary limitations associated with the use of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin as compared to IFRS results are that EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin as we define them may not be comparable to similarly titled measures used by other companies in our industry and that EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin may exclude financial information that some investors may consider important in evaluating our performance.   Free Cash Flow Free Cash Flow is a non-IFRS financial measure defined as cash flow from operating activities less capital expenditures, or CAPEX. We believe Free Cash Flow is useful to our management as a measure of financial performance as it measures our ability to generate additional cash from our operations. While we use Free Cash Flow as a tool to enhance our understanding of certain aspects of our financial performance, we do not believe that Free Cash Flow is a substitute for, or superior to, the information provided by IFRS metrics. As such, the presentation of Free Cash Flow is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS. The primary limitation associated with the use of Free Cash Flow as compared to IFRS metrics is that Free Cash Flow does not represent residual cash flows available for discretionary expenditures due to the fact that the measure does not deduct the payments required for debt service and other obligations or payments made for business acquisitions. Free Cash Flow as we define it also may not be comparable to similarly titled measures used by other companies in the online gambling affiliate industry. Adjusted figures represent non-IFRS information. See the tables at the end of this presentation for an explanation of the adjustments and reconciliations to the comparable numbers. Safe Harbor Statement

Gambling.com Group, a Leading Provider of Player Acquisition Services for Online Gambling Operators Revenue, USD millions Highlights $ $42M Revenue in 2021, growth of 51% year-over-year 50% Organic Revenue CAGR 2017-2021 Adj. EBITDA margin >40% and strong FCF margins 300+ Full-Time Employees Strong Historical Revenue Growth >50 Websites in 15 Markets, 7 Languages 117,000 Players Generated for Clients in 2021

Gambling.com Group is a Leading Online Gambling Affiliate 1) As of December 31, 2021 1 Affiliate Marketing Powerhouse 2 Sports Betting & iGaming 3 Industry Leading Growth 4 Years in business 15 Offices in Ireland, United States, and Malta > 200 Online Gambling Operators as Clients(1) Proprietary technology platforms for digital marketing excellence Premium brands such as Gambling.com, Bookies.com and RotoWire.com

Gambling.com Group Brings Recognized Names to the U.S. Market Originally launched in 1997 with American focus Acquired in 2011 and the site is an industry-defining domain name Now one of the largest and highest revenue producing affiliate sites in the world and rapidly growing in America Domain name acquired in early 2018, pre-PASPA New site launched in late 2018 post-PASPA Live scores and odds for all American Sports More than 60 different contributors + Our Core Brands WITH MORE LAUNCHING SOON + Acquired January 2022; RotoWire sits at the heart of American sports experience. Will accelerate growth of sports betting affiliate revenue in the United States Key part of strategic plan for the U.S. market. +

Gambling.com Group History of Growth

2006-2009

- The Company was founded in 2006 by Charles Gillespie (CEO) and joined by Kevin McCrystle (COO) in 2007
- Originally founded as World Sports Network, operating WSN.com and offering mainstream football betting coverage to East Asian soccer fans
- Mark Blandford invested in the Company and joins the Board of Directors
- WSN takes new company name, KAX Media

2010-2011

- Switched focus to European casino affiliate marketing
- Began building the first series of casino affiliate portals, CasinoSource
- Launched CasinoSource in the U.K.
- Acquired Gambling.com domain for USD 2.5m in April 2011
- Opened office in Tampa, Florida

2012-2015

- Launched new U.K. website Gambling.com
- Expanded CasinoSource to Ireland, Italy, and Spain
- Divested WSN.com website
- Started expansion of Gambling.com beyond English speaking markets
- Began launch of Gambling.com in other markets than the U.K., starting with Ireland
- Set up Irish operations

2016

- Merged KAX Media and Gambling.com Group
- Launched Gambling.com and CasinoSource in Scandinavia

2017

- KAX Media re-branded as Gambling.com Group
- Launched SlotSource in the U.K.
- Issued EUR 16.0m of private convertible bond debentures with the proceeds intended to be used primarily for acquisitions
- Acquisition of AndroidSlots.co.uk, a leading U.K. mobile casino portal
- Acquisition of three leading European casino affiliate sites

2018

- Entered U.S. market by launching Gambling.com in New Jersey
- Acquisition of mobile performance marketing platform including 46 iOS apps
- Entered sports betting with acquisition of Bookies.com and related assets such as Bookmakers.co.uk and FootballScores.com
- Issued EUR 16.0m of senior secured bonds listed on Nasdaq Stockholm
- Launched Gambling.com in additional European markets

2019

- Opened second U.S. office in Charlotte, North Carolina
- Expanded U.S. operations into Indiana, New Jersey, Pennsylvania, and West Virginia
- Received USD 15.5m growth investment from Edison Partners

2020

- Launched SlotSource.com in the U.S. to empower American online slot players
- Expanded business into Tennessee, Illinois and Virginia and Michigan
- Approved to provide services in Colorado
- Announced redemption of outstanding senior secured bonds

2021+

- Completed relocation of corporate domicile to Jersey
- IPO on Nasdaq Global Market with ticker symbol "GAMB"
- Expanded business into Arizona, New York, Louisiana, Maryland, and Arkansas
- Acquired RotoWire.com in January 2022
- Entered into sports betting media partnership with The McClatchy Company
- Acquired BonusFinder.com – a leading affiliate business in North America

Gambling.com GROUP

6

Company and Investment Highlights 1 Established Global Player in Rapidly Expanding Industry 2 3 4 5 6 7 8 9 Scalable Business Model – Creating Value for Everyone Growth Strategy – Poised to Capture Market Share Technology-First Strategy Has Resulted in Proprietary Internal Platforms Large and Diversified Customer Base – We Control the Traffic Iconic, Industry-Defining Brands Growth of the U.S. Online Gambling Market Experienced Management Team with Strategic Global Presence Responsible Corporate Citizen

Established Global Player in Rapidly Expanding Industry 1 Focus on regulated markets Strong growth in established markets Growth also expected in additional markets such as Canada and the Netherlands Offices in Ireland, the United States (Charlotte and Tampa), and Malta U.S. is a priority growth market Gambling.com Group’s Worldwide Presence Revenue per market(1) Our Active Markets Reflects unaudited figures per Company filings. 2) 1) Other includes U.K., Ireland, Other Europe (Germany, Italy, Sweden and other European markets) and rest of world (Oceania and other markets outside of Europe and North America). North America includes the U.S. and Canada $19.3 $28.0 $42.3 (2) Revenue, USD millions

1 Established Global Player in Rapidly Expanding Industry

Industry Opportunity Highlights

- The United States' online gambling industry is expected to grow at a CAGR of 39% between 2019A and 2025E compared to 10% globally[1]
- The online gambling industry is still young and benefits from the secular shift away from traditional land-based gambling
- The United States offers a significant opportunity

Online Gambling's Growing Share of Overall Gambling GGR[1][2]



2003 2019 2025
U.K. penetration can serve as a good proxy for the U.S. market
2%
26%
33%
< 1%
2%
10%
4%
45%
58%
Europe
United States
U.K.

The Growth of the U.S. Online Gambling Market Will Outpace the Global Industry[1][3]



Global Online Gambling GGR, 2019 – 2025 (USDb)
10%
$65
$72
$80
$89
$97
$105
$113
2019
2020
2021
2022
2023
2024
2025



U.S. Online Gambling GGR, 2019 – 2025 (USDb)
39%
$2
$4
$6
$9
$11
$14
$16
2019
2020
2021
2022
2023
2024
2025

1) H2 Gambling Capital as of January 7th, 2021.
2) Reflects online sports betting and iGaming as a percentage of overall gambling GGR.
3) U.S. Online Gambling GGR reflects onshore online sports betting and iGaming only. Global Online Gambling GGR reflects onshore and offshore online sports betting and iGaming casino.

Gambling.com GROUP
9

Established Global Player in Rapidly Expanding Industry 1 Sources: Catena Media, Better Collective and Company's filings. Gambling.com Offers Investors Rapid Growth Gambling.com has consistently delivered higher organic revenue growth than peers In FY 2021, Gambling.com Group’s organic revenue growth was 47% compared to 29% and 24% for Better Collective and Catena Media, respectively Gambling.com has grown organic revenue at a compounded annual rate of 50% since 2017. That compares to 18% and 12% for Better Collective and Catena Media, respectively Our organic growth strategy focuses on perfecting our internal processes, technology, and products instead of relying on acquisitions We have grown faster than our established global online gambling affiliate peers We expect our foundation of big brands and technological precision to continue to benefit us over the long-term FY 2021 YoY Organic Revenue Growth Organic Revenue CAGR (2017 – 2021)

Established Growing Player in Rapidly Expanding Industry 1 Profitability and FCF generation well ahead of industry peer averages based on FY 2021 performance Execution on medium-term financial targets positions GAMB well for continued outperformance Online = DKNG, RSI, SKLZ, GNOG Land-Based = WYNN, EDR, LVS, BALY, PENN, MGM, CZR, BYD, CHDN, RRR Services = GENI, GAN, BRAG, MYPS, SRAD, PSFE, INSE, DDI, SGMS, IGT, AGS, EVRI, NGMS FY 2021 adjusted EBITDA margins for GAMB and all peers, except GNOG which is TTM ended 9/30/21, and SRAD which is trailing 9M ended 9/30/21. Cash Flow from Operations Margin = Cash Flow from Operations / Sales. FY 2021 Cash Flow from Operations Margins for GAMB and all peers. INSE and NGMS excluded due to no cash flow statements filed yet for FY 2021. GAMB Generates EBITDA and Cash Flow Margins Among the Highest Across U.S. Listed Gaming Companies

Scalable Business Model – Creating Value for Everyone 2 Gambling.com Group’s Business Model OUR WEBSITES POTENTIAL PLAYERS High Roller Conservative Professional For Fun Casual Aggressive Social ONLINE GAMBLING OPERATORS Player 1 Player 2 Player 3 Time-tested and sustainable business model thriving since the 1990s Survived the transition to social media Survived the transition to mobile devices Economies of scale Optimized technology-based operating platform

Scalable Business Model – Creating Value for Everyone 2 Gambling.com Group’s Three Core Revenue Models Any one of these models could be optimal in a particular circumstance depending on the product, market and operator REVENUE SHARE Share of operator’s net gaming revenue on a referred player, typically paid out for the entire lifetime of the player Gives direct exposure to high value customers 1 COST PER ACQUISITION (CPA) Single cash payment from operator per new depositing customer which varies depending on the market and product Generates predictable and immediate cash-flow 2 REVENUE SHARE & CPA (HYBRID) Both revenue share and a CPA per referred player More predictability and exposure to high rollers 3 Note: Reflects percentages of sales in 2021. Approximately 11% of revenue was derived from advertising and onboarding fees paid by online gambling operators as well as subscription revenues paid by online gamblers. ~45% contains a recurring component where we are entitled to an ongoing share of the future NGR each referred player generates for our operator clients

Growth Strategy – Poised to Capture Market Share 3 We achieved Y-o-Y organic revenue growth of 51% in FY 2021 Well-positioned to succeed in U.S. with premier domain portfolio Established markets continue to grow in the mid-single digits Strong execution by leveraging our platforms and premium brands Increasing deployment of machine learning systems to optimize traffic to B2C operators Supplemental growth through acquisitions Existing pipeline of U.S. and international targets Targeting under-monetized digital media assets with strong user engagement Revenue synergy potential is substantial due to contracts, technology and process Will be strategic and opportunistic about targets with a focus on acquiring high quality teams Prefer more infrequent deals of substantial size and significance rather than frequent, smaller deals Well-positioned for expansion into newly regulated states in the U.S. for both iGaming and sports betting Opportunistic expansion into new markets with favorable regulation and strong growth dynamics such as Latin America and Canada NEW MARKETS ORGANIC GROWTH ACQUISITIONS A B C

Growth Strategy – Poised to Capture Market Share Established markets Target markets U.S. is the future of the global online gambling industry and our #1 priority growth market Significant momentum – things are only getting started; total market has expanded significantly in 2H 2021 and early 2022 Online gambling penetration is small and offers long runway for online uptake Our management's market expertise – we are culturally an American company with American co-founders and senior management The United States was already the world's 4th largest online gambling market as of 2019(1) Ontario legalization opens door to further sizable North American market outside of the U.S. Latin America North America Europe Europe is home to a number of regulated, profitable and growing markets Targeting market share gains across our European markets Netherlands online casino and sports betting live as of October 2021 The U.K. remains the world’s largest regulated online gambling market as of 2019(1) Opportunistic growth approach in other areas of the world with a focus on Latin America Our technology platforms are market agnostic and give us a strong start in newly regulated and soon to be regulated markets 15 Source: H2 Gambling Capital as of January 7th, 2021. Represents onshore only. 1) 3

Technology-First Strategy Has Resulted in Proprietary Internal Platforms 16 4 Our CMS for creating and maintaining all manner of content In-house CMS gives us full control to customize and eliminate pain points Standardization of processes across the content teams and website teams leads Our business intelligence system which integrates data from our websites as well as our advertising partners Intelligent data pipelines give us the ability to compete in terms of optimization and unlock new opportunities Our publishing platform which distributes our sites globally Quality control features automatically review and optimize SEO for best-practice Distributes content across 7 locations before plugging into a global CDN with over 200 points of presence to ensure the fastest loading speeds possible Our system designed to give us full control over how, when and where an advertiser’s message appears across our network Increasingly, advertiser placements are chosen by machines based on a set of constraints prepared by the advertising operations team

Large and Diversified Customer Base – We Control the Traffic 5 Customers Across the Globe Top 10 customers, % of sales(1) Number of customers (2017 – 2021) Reflects percentage of sales in FY2021. 1) Top 10 customers account for 52% of sales 10 9 8 7 6 5 4 3 2 1 Other

Large and Diversified Customer Base – We Control the Traffic 5 U.S. Operators Are Increasingly Focused on Marketing ROI U.S. B2C online gambling operators are under pressure to show a path to profitability. Investments in traditional media inherently lack clear attribution to customer acquisition, much less customer lifetime value. It is a very large and expensive black box. When affiliates deliver traffic, every customer interaction can be tracked by the operator, leading to 20/20 clarity on where customers really come from and what they are actually worth. Operators have the confidence to invest heavily into the affiliate channel – especially when under pressure to show ROI on marketing spend. U.S. B2C operators are pulling back on marketing and advertising – but not on affiliate marketing. Pressure to deliver marketing ROI reduces experimentation and focuses resources on what operators know works. European operators conducted these experiments and learned these lessons years before. “It starts with acquiring the right customers. Our marketing team uses data science to target customers that fit our desired profile instead of just acquiring customers for the sake of acquiring customers.” – DraftKings Recent Industry Quotes “Real-time insights for our business intelligence team allow us to continuously optimize our marketing spend based on a return-on-investment focused model.” – Rush Street Interactive “…we maintained our disciplined and ROI-focused approach to marketing and promotional spend.” – PointsBet “…refining our approach with a focus on rewarding our higher-value engaged client cohort and gaining an improved share of wallet from them.” – PointsBet “And the more of that we can make direct to the individuals, the less we put through the sales and marketing line. What you'll see is as we get more and more adept at making sure we can be rifle shot rather than scattergun.” – FanDuel

Iconic, Industry-Defining Brands 6 VERTICALS 9 markets and 4 languages MARKETS TARGET PLAYERS OPERATOR BENEFITS Any online gambler in our target markets Discerning players with a tendency to be high rollers Prestige value from being listed on Gambling.com High NDC volume CASINO  SPORTS  POKER  BINGO  CASINO SPORTS  POKER BINGO Primarily focused on the U.S. market Sports bettors in the U.S. and worldwide that are interested in U.S. sports Access to players in regulated U.S. states NDCs from a trusted, compliant, regulated and responsible U.S. affiliate partner Our Core Brands Have a Track Record of Success and Are Key for Future Growth CASINO SPORTS  POKER BINGO Primarily focused on the U.S. market Sports bettors in the U.S. and worldwide that are interested in U.S. sports Access to players in regulated U.S. states Quality NDCs with a sophisticated knowledge of U.S. sports and proclivity for real money gaming

Iconic, Industry-Defining Brands 6 VERTICALS MARKETS TARGET PLAYERS OPERATOR BENEFITS North America – particularly strong in Canada Sports betting and online casino players in Canada and the U.S. Sweden Casino players in Sweden CASINO  SPORTS POKER BINGO 10 markets and 5 languages Casino players in our target markets NDCs from a trusted, compliant, regulated and responsible affiliate partner who delivers at scale across multiple markets and product types CASINO  BINGO 6 markets and 2 languages Slots players and casual games players in our target markets CASINO  SPORTS POKER BINGO CASINO  SPORTS  POKER BINGO SPORTS BINGO  POKER Our Niche Sites Target Specific Geographies or Products to Complement our Core Portfolio

7 Growth of the U.S. Online Gambling Market

U.S. Regulatory Update



Unprecedented explosion of growth

24 states (including the District of Columbia) have authorized sports betting online

6 states have authorized iGaming[1]

New Jersey iGaming revenue was $972 million in 2020, and its handle now regularly surpasses Nevada, which had a 70-year head start

Well-positioned for U.S. Expansion

AMERICAN FROM THE START

- American founders & management
- Offices in U.S. since 2011, now with offices in Charlotte & Tampa
- Approved to operate and active in NJ, PA, WV, CO, TN, IL, VA, IN, MI, AZ, MD, LA, NY
- Pursuing licensure in all states where we expect a viable market

BIG BRANDS & BIG DOMAINS FOR A BIG MARKET

- Gambling.com, the category-defining name for the entire industry that was a U.S. leader before UIGEA in 2006
- Bookies.com, our well-known, sports-first destination designed from the ground up for the U.S.
- RotoWire, with a 25-year track record as a leading authority in fantasy sports

UNRIVALED EXPERIENCE & PERFECTLY CLEAN TRACK RECORD

- Most experienced executives in the industry are either European or, if American, unlicensable due to offshore experience
- The Group has never taken any business from offshore operators targeting the U.S. market

GAMBLING.COM GROUP EXPECTS THE U.S. WILL BE THE WORLD'S LARGEST ONLINE GAMBLING MARKET

1) *Source: H2 Gambling Capital as of January 7th, 2021, and New Jersey Division of Gaming Enforcement. Includes Delaware, which has online casino only.*

Gambling.com GROUP

21

Growth of the U.S. Online Gambling Market 7 GAMBLING.COM GROUP EXPECTS THE U.S. WILL BE THE WORLD’S LARGEST ONLINE GAMBLING MARKET Oregon Nevada Colorado Iowa Illinois Indiana Michigan Pennsylvania New Hampshire Rhode Island Tennessee New Jersey West Virginia Online Sports Betting Live – 16 States Online Sports Betting Legal But Not Yet Live – 2 States Recent Bill Introduced But Not Passed – 24 States No Recent Bill Introduced – 2 States Online Casino and Sports Betting Live – 6 States Virginia District of Columbia Montana Maryland Wyoming Louisiana New York Note: Map as of March 24, 2022. Arizona Connecticut Arkansas Ohio

Growth of the U.S. Online Gambling Market 7 Reflects onshore online sports betting and online casino only. Assumes 65% of the U.S. population has access to legalize online sports betting at maturity, and 30% has access to iGaming at maturity. 2) 3) If 100% of U.S. states were to legalize online sports betting and iGaming, the market has the potential to reach $69 billion(1) U.S. online sports betting and iGaming combined market size is estimated to total over $15 billion in 2025(2), and $30 billion at maturity(3) Source: Wall Street research and H2 Gambling Capital as of January 7th, 2021. 1) If all states in the United States were to legalize online casino and online sports betting; based on applying the estimated 2023 New Jersey iGaming gross revenue per adult and online sports betting gross revenue per adult to the size of the estimated 2030 U.S. adult population. 48% of States Have Already Legalized Online Sports Betting or iGaming Revenue, USD millions

7 Growth of the U.S. Online Gambling Market

- **U.S. Online Gambling Market Size at 100% Legalization:** The U.S. online gambling market is estimated to have the potential to grow to ~$69 billion if 100% of U.S. states were to legalize[1]
- iGaming is estimated to drive $43 billion of U.S. online gambling GGR while online sports betting is estimated to drive $26 billion[1]

- **U.S. Online Gambling Market Size at Maturity:** The U.S. online gambling market is estimated to grow to ~$30 billion at maturity
- Assuming 65% of the U.S. population has access to legal online sports betting at maturity, and 30% has access to legal iGaming at maturity, a $17 billion online sports betting market and a $13 billion iGaming market are implied

- **U.S. Online Gambling Operator Marketing Spend:** We estimate that online gambling operators will spend approximately 45% of their revenue on marketing[2]

- **U.S. Online Gambling Affiliate Capture:** We estimate that approximately 29% of operator marketing spend will be spent on affiliate channels[3]
- **Gambling.com Group Market:** Gambling.com will compete for a potential ~$4 billion spend by B2C operators across the U.S.


Estimated U.S. Online Gambling Market Size at 100% Legalization:
~$69 Billion
Estimated U.S. Online Gambling Market Size at Maturity:
~$30 Billion
Estimated U.S. Online Gambling Operator Marketing Spend:
~$13 Billion
Estimated U.S. Affiliate Market Size:
~$4 Billion

48% of States Have Already Legalized Online Sports Betting or iGaming

1) If all states in the United States were to legalize online casino and online sports betting. Based on applying the estimated 2023 New Jersey iGaming gross revenue per adult and online sports betting gross revenue per adult to the size of the estimated 2030 U.S. adult population.
2) Based on historical marketing spend of DraftKings, Rush Street Interactive, and Golden Nugget Online Gaming per public company filings.
3) Based on February 2019 research report by Pareto Securities.

Gambling.com GROUP

24

Experienced Management Team with Strategic Global Presence 8 25 Founded the Group in 2006 Member of the Board of Directors since inception Recognized leader in the online gaming industry BA in Political Science, University of North Carolina, Chapel Hill, 2006 Charles Gillespie Chief Executive Officer (CEO) since inception Experienced brand and performance marketing executive Former Deputy CEO of Catena Media Previous leadership roles at Rewir and FLIR Systems Degree from the Berghs School of Communications Johannes Bergh Chief Strategy Officer (CSO) since 2020 Previously Office and Facility Manager of Openet Telecom Limited Recognized by iGaming Business as one of the industry’s women to watch BA (Hons) in Politics and Sociology from University College Dublin Ellen Monaghan VP of People since 2015 Member of founding team Established the Group’s Dublin office Relocated to the U.S. to focus on the company’s American growth plans BA in Political Science, University of North Carolina, Chapel Hill, 2006 Kevin McCrystle Chief Operating Officer (COO) since 2007 Manages the Group’s finance function and plays an important role in the growth strategies Former director of Highlight Media Group MA (Hons) in Management, University of St. Andrews, 2007 Associate of Chartered Institute for Securities & Investment Elias Mark Chief Financial Officer (CFO) since 2016

Experienced Management Team with Strategic Global Presence 8 United States Office Locations Charlotte, North Carolina and Tampa, Florida 30 employees Remote (based in U.S.) 65 employees and contractors Dublin Ireland 114 employees Malta 39 employees Remote (based in Europe) 26 employees and contractors European Office Locations Charlotte, North Carolina Malta Tampa, Florida Jersey Note: Figures are based on FTEs as of September 30th, 2021.

Responsible Corporate Citizen 9 Focus on regulated and soon-to-be regulated markets Never worked with operators that targeted U.S. market from offshore Authorized to operate in NJ, PA, WV, CO, TN, IL, IN, VA, MI, LA, MD, AZ and NY REGULATED MARKETS Some of the most restrictive advertising policies in the industry Clear messages actively promoting responsible gambling across all sites Responsible Gambling Center on flagship site, Gambling.com RESPONSIBLE GAMING 30+ different nationalities represented in the workforce Committed to equal opportunity employment EQUALITY AND DIVERSITY(1) STANDARDS AND GUIDELINES: We adhere to regional and industry standards and guidelines, including the U.K. Gambling Commission Advertising/Marketing rules & regulations, and CAP Advertising Guidance – Gambling and CAP Code for Online Affiliate Marketing ANTI-FRAUD, CORRUPTION AND MONEY-LAUNDERING: We only direct players to vetted operators that fulfill a set of minimum requirements, i.e. licensed in reputable jurisdiction ENVIRONMENT: Our digital business model limits our environmental footprint, promoting electronic documentation and communication WORKING ATMOSPHERE: We offer employees subsidized gym memberships, height adjustable desks, ergonomic chairs and multiple monitors Note: Figures are based on FTEs as of December 31st, 2021.

FY 2021 FY 2020 Change Revenue (millions) $42.3 $28.0 +51% Operating Expense (millions) $30.9 $16.8 +84% Operating Profit (millions) $11.4 $11.1 +2% Net Income (millions) $12.5 $15.2 (18%) Net Income per Diluted Share $0.37 $0.49 (24%) Adjusted EBITDA (millions) $18.4 $14.6 +26% Adjusted EBITDA margin (% of Revenue) 43% 52% NM(1) Cash from Operations (millions) $14.0 $10.9 +28% Capital Expenditures (millions) $5.5 - NM(1) Free Cash Flow (millions) $8.4 $10.8 (22%) New Depositing Customers (thousands) 117 104 +13% Full Year 2021 Financial Results NM = not meaningful 1)

Q4 2021 Q4 2020 Change Revenue (millions) $10.3 $10.3 0% Operating Expense (millions) $9.7 $5.9 +64% Operating Profit (millions) $0.6 $4.4 (86%) Net Income (millions) $0.9 $8.5 (90%) Net Income per Diluted Share $0.02 $0.35 (94%) Adjusted EBITDA (millions) $2.3 $6.1 (63%) Adjusted EBITDA margin (% of Revenue) 22.1% 59.6% NM(1) Cash from Operations (millions) $1.2 $3.6 (67%) Capital Expenditures (millions) $3.0 - NM(1) Free Cash Flow (millions) ($1.8) $3.5 (151%) New Depositing Customers (thousands) 28 35 (20%) NM = not meaningful 1) Q4 2021 Financial Results

Adjusted figures represent non-IFRS information. See “Non-IFRS Financial Measures” and the tables in the Q4 earnings press release or 20-F for an explanation of the adjustments and reconciliations to the comparable IFRS numbers. Leverage is defined as Net Debt as a proportion of Adjusted EBITDA. Net Debt is defined as Borrowings less Cash and Cash Equivalents. 2021-2023 Financial Targets Average consolidated revenue growth expected to exceed 40% In respect of our European business, plan to grow faster than the European gambling market over a business cycle In respect of the United States, plan to take market share and be a significant actor in the market over the long-term Growth Margin Average Adjusted EBITDA margin(1) expected to exceed 40% Adjusted EBITDA margin expected to be below 40% target in 2022 due to heavy investments into U.S. expansion Leverage(2) Net debt(3) of under 2.5 times Adjusted EBITDA Cash and cash equivalents of $51.0 million and Borrowings of $5.9 million as of December 31, 2021 > 40% Adj. EBITDA Margin > 40% Avg. Revenue Growth < 2.5x Net Debt

FY 2022 Outlook

	Low	Midpoint	High	*FY 2021*
Revenue *(millions)*	$71	$73.5	$76	*$42.3*
Adjusted EBITDA[1] *(millions)*	$22	$24.5	$27	*$18.4*
Adjusted EBITDA margin	31%	33%	35%	*43%*

- **Expected to exceed >40% year-on-year Revenue growth target for FY 2022. Guidance range implies revenue growth of 68-80% for FY 2022 vs FY 2021.**
- **Adjusted EBITDA[1] margin for FY 2022 expected to be below 40% target.**
  - Due to organic growth investments to deepen our U.S. presence as well as lower margin profile of RotoWire, though we expect to gradually improve margin profile and exit 2022 closer to our 40% target.
  - Outlook does not consider any consolidated revenue from potential future M&A in FY 2022.
- January 2022 was the best single-month performance in Company history before consolidating RotoWire. The Group expects Q1 2022 to be a record revenue quarter – before the consolidation of RotoWire and BonusFinder.com.
- **Seasonality**: Growing exposure to U.S. sports calendar which is seasonally strongest in Q1 and Q3, Casino segment strongest in Q1 and Q4; Q2 is seasonally slowest period.

1) Adjusted figures represent non-IFRS information. See "Non-IFRS Financial Measures" and the tables in the Q4 earnings press release or 20-F for an explanation of the adjustments and reconciliations to the comparable IFRS numbers.

Gambling.com GROUP

31

CONFIDENTIAL & PRIVATE Appendix: Financial Tables

Condensed Consolidated Statements of Comprehensive Income (Loss) (Unaudited) (USD in thousands)     THREE MONTHS ENDED DECEMBER 31,     YEAR ENDED DECEMBER 31,       2021     2020     2021     2020                     Revenue     10,291       10,267       42,323       27,980   Sales and marketing expenses     (4,632)     (2,442)     (14,067)     (8,103) Technology expenses     (1,190)     (798)     (3,947)     (2,503) General and administrative expenses     (3,877)     (2,609)     (13,014)     (5,956) Movement in credit loss allowance and write offs     31       (48)     97       (287) Operating profit     623       4,370       11,392       11,131   (Losses) gains on financial liability at fair value through profit or loss     —       (393)     —       1,417   Finance income     1,145       (25)     2,581       303   Finance expense     (457)     (463)     (1,809)     (2,099) Income before tax     1,311       3,489       12,164       10,752   Income tax (charge) benefit     (444)     5,052       289       4,399   Net income for the period attributable to the equity holders     867       8,541       12,453       15,151   Other comprehensive (loss) income                         Exchange differences on translating foreign currencies     (1,825)     1,730       (4,812)     2,480   Total comprehensive (loss) income for the period attributable to the equity holders     (958)     10,271       7,641       17,631   Net income per share attributable to ordinary shareholders, basic     0.03       0.39       0.40       0.55   Net income per share attributable to ordinary shareholders, diluted     0.02       0.35       0.37       0.49

Condensed Consolidated Statements of Financial Position (Unaudited) (USD in thousands)     DECEMBER 31, 2021     DECEMBER 31, 2020   ASSETS             Non-current assets             Property and equipment     569       515   Intangible assets     25,419       23,560   Right-of-use assets     1,465       1,799   Deferred tax asset     7,028       5,778   Total non-current assets     34,481       31,652   Current assets             Trade and other receivables     5,497       5,506   Cash and cash equivalents     51,047       8,225   Total current assets     56,544       13,731   Total assets     91,025       45,383   EQUITY AND LIABILITIES             Equity             Share capital     —       64   Capital reserve     55,953       19,979   Share options and warrants reserve     2,442       296   Foreign exchange translation reserve     (2,282)     2,530   Retained earnings     23,796       11,343   Total equity     79,909       34,212   Non-current liabilities             Borrowings     —       5,937   Lease liability     1,286       1,562   Total non-current liabilities     1,286       7,499   Current liabilities             Trade and other payables     3,291       2,428   Borrowings and accrued interest     5,944       23   Lease liability     393       413   Income tax payable     202       808   Total current liabilities     9,830       3,672   Total liabilities     11,116       11,171   Total equity and liabilities     91,025       45,383

Condensed Consolidated Statements of Cash Flows (Unaudited) (USD in thousands)     THREE MONTHS ENDED DECEMBER 31,   YEAR ENDED DECEMBER 31,     2021   2020   2021   2020             Cash flow from operating activities                 Income before tax   1,311   3,489   12,164   10,752 Finance (income) expenses, net   (688)   488   (772)   1,796 Losses (gains) on financial instruments valuation   —   393   —   (1,417) Adjustments for non-cash items:                 Depreciation and amortization   600   650   2,401   2,227 Movements in credit loss allowance and write offs   (31)   48   (97)   287 Other operating loss   —   —   70   — Share option charge   529   371   1,995   315 Income tax paid   (807)   (434)   (2,092)   (642) Cash flows from operating activities before changes in working capital   914   5,005   13,669   13,318 Changes in working capital                 Trade and other receivables   192   (2,015)   (549)   (3,053) Trade and other payables   70   603   877   629 Cash flows generated by operating activities   1,177   3,593   13,997   10,894 Cash flows from investing activities                 Acquisition of property and equipment   (78)   (14)   (305)   (46) Acquisition of intangible assets   (2,910)   (46)   (5,269)   (44) Cash flows used in investing activities   (2,988)   (60)   (5,574)   (90) Cash flows from financing activities                 Issue of ordinary shares and share warrants   —   2,955   39,060   3,483 Equity issue costs   —   (14)   (3,150)   (55) Proceeds from issuance of financial instruments   —   6,000   —   6,000 Financial instruments issuance costs   —   (94)   —   (89) Repayment of notes and bonds   —   (14,397)   —   (17,352) Interest paid   (124)   (997)   (509)   (1,656) Warrants repurchased   —   —   —   (133) Principal paid on lease liability   (66)   (49)   (225)   (198) Interest paid on lease liability   (45)   (56)   (188)   (201) Cash flows (used in) generated by financing activities   (235)   (6,652)   34,988   (10,201) Net movement in cash and cash equivalents   (2,046)   (3,119)   43,411   603 Cash and cash equivalents at the beginning of the period   53,160   10,851   8,225   6,992 Net foreign exchange differences on cash and cash equivalents   (67)   493   (589)   630 Cash and cash equivalents at the end of the period   51,047   8,225   51,047   8,225

Adjusted EBITDA and Adjusted EBITDA Margin Reconciliation

	THREE MONTHS ENDED DECEMBER 31, 2021 (in thousands USD, unaudited)	2020	CHANGE $	%	YEAR ENDED DECEMBER 31, 2021 (in thousands USD, unaudited)	2020	CHANGE $	%
Net income for the period attributable to the equity holders	867	8,541	(7,674)	(90)%	12,453	15,151	(2,698)	(18)%
Add Back:								
Net finance (income) costs [1]	(688)	881	(1,569)	(178)%	(772)	379	(1,151)	(304)%
Income tax charge (benefit)	444	(5,052)	5,496	(109)%	(289)	(4,399)	4,110	(93)%
Depreciation expense	52	33	19	58%	176	123	53	43%
Amortization expense	548	617	(69)	(11)%	2,225	2,104	121	6%
EBITDA	1,223	5,020	(3,797)	(76)%	13,793	13,358	435	3%
Share-based payments	529	371	158	43%	1,995	371	1,624	438%
Accounting and legal fees related to the offering [2]	—	724	(724)	n/m	963	724	239	33%
Employees' bonuses related to the offering [2]	—	—	—	n/m	1,085	—	1,085	n/m
Acquisition related costs [3]	520	—	520	n/m	520	—	520	n/m
Costs related to lease termination	—	—	—	n/m	—	155	(155)	n/m
Adjusted EBITDA	2,272	6,115	(3,843)	(63)%	18,356	14,608	3,748	26%

	THREE MONTHS ENDED DECEMBER 31, 2021 (in thousands USD, unaudited)	2020	CHANGE $	%	YEAR ENDED DECEMBER 31, 2021 (in thousands USD, unaudited)	2020	CHANGE $	%
Revenue	10,291	10,267	24	0%	42,323	27,980	14,343	51%
Adjusted EBITDA	2,272	6,115	(3,843)	(63)%	18,356	14,608	3,748	26%
Adjusted EBITDA Margin	22%	60%	n/m	(38)%	43%	52%	n/m	(9)%

n/m = not meaningful

1) Net finance (income) costs is comprised of gains/losses on financial liability at fair value through profit or loss, finance income, and finance expense.
2) The accounting and legal fees and employee bonus costs related to the offering are not expected to be incurred in the future as these costs were directly related to the initial public offering.
3) The acquisition costs are related to the future business combinations of the Group.

Gambling.com GROUP

36

Free Cash Flow Reconciliation Earnings Per Share n/m = not meaningful     THREE MONTHS ENDED DECEMBER 31,   CHANGE   YEAR ENDED DECEMBER 31,   CHANGE     2021   2020   $   %   2021   2020   $   %     (in thousands USD, unaudited)           (in thousands USD, unaudited)         Cash flows generated by operating activities   1,176   3,593   (2,416)   (67)%   13,997   10,894   3,103   28% Capital Expenditures   (2,988)   (60)   (2,928)   n/m   (5,574)   (90)   (5,484)   n/m Free Cash Flow   (1,812)   3,533   (5,344)   (151)%   8,423   10,804   (2,381)   (22)%     THREE MONTHS ENDED DECEMBER 31,   YEAR ENDED DECEMBER 31,     2021   2020   2021   2020     (in thousands USD, except for share and per share data, unaudited) Net income for the period attributable to the equity holders   867   8,541   12,453   15,151 Weighted-average number of ordinary shares, basic   33,806,422   22,020,056   30,886,559   27,595,446 Net income per share attributable to ordinary shareholders, basic   0.03   0.39   0.40   0.55 Net income for the period attributable to the equity holders   867   8,541   12,453   15,151 Weighted-average number of ordinary shares, diluted   36,712,375   24,446,668   33,746,536   30,879,550 Net income per share attributable to ordinary shareholders, diluted   0.02   0.35   0.37   0.49